SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 February 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

27 February 2015
LLOYDS BANKING GROUP PLC (THE "GROUP") - DIVIDEND ON ORDINARY SHARES OF THE GROUP ("SHARES")

As announced earlier today, the Group is recommending to shareholders, at the annual general meeting to be held on 14 May 2015, that a dividend of 0.75 pence per Share be declared for the full year ended 31 December 2014. The proposed dividend is to be paid on 19 May 2015 to shareholders on the register at the close of business on 7 April 2015. The ex-dividend date will be 2 April 2015.

The Group will be offering a share alternative in the form of a dividend re-investment plan ("DRIP") for those shareholders who wish to elect to use their dividend payments to purchase additional Shares in the Group, rather than receive a cash payment. The last date for shareholders to elect to participate in the DRIP will be 21 April 2015 and shareholders will be credited with the additional DRIP Shares by 28 May 2015. Further details regarding the DRIP will be provided with the annual general meeting mailing on or around 27 March 2015.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                              +44 (0) 20 7356 1571
Interim Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Andrew Swailes                                                               + 44 (0) 20 7356 1714
Senior Media Relations Manager
Email: andrew.swailes@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 27 February 2015